Exhibit 12(e)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income Before Income Taxes	$121	$374	$355	$360	$215	$282
Adjustment to reflect earnings from
equity method investments on a cash
basis (a)		(1)	(1)	(1)	33	(1)
	121	373	354	359	248	281

Total fixed charges as below	25	86	80	73	72	73

Total earnings	$146	$459	$434	$432	$320	$354

Fixed charges, as defined:
Interest charges (b)	$24	$82	$77	$70	$69	$70
Estimated interest component of
operating rentals	1	4	3	3	3	3

Total fixed charges	$25	$86	$80	$73	$72	$73

Ratio of earnings to fixed charges	5.8	5.3	5.4	5.9	4.4	4.8

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.

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